

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

Vince Burgess
Chief Executive Officer
Acutus Medical, Inc.
2210 Faraday Ave., Suite 100
Carlsbad, CA 92008

> **Re: Acutus Medical, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 29, 2020**
> **CIK No. 0001522860**

Dear Mr. Burgess:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Use of Proceeds, page 82

1. We note your response to prior comment number 10. With respect to the proceeds to be allocated to clinical trials, please specify the clinical trials to which you intend to allocate proceeds and indicate how far you expect the proceeds from the offering will allow you to proceed in those clinical trials.

Vince Burgess
Acutus Medical, Inc.
July 14, 2020
Page 2

You may contact Jenn Do at (202) 551-3743 or Mary Mast at (202) 551- 3613 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan F. Denenberg